(d)(3)(v)

May 31, 2017

Voya Series Fund, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Voya Investments, LLC (“VIL”) and Voya Series Fund, Inc. (“VSFI”), on behalf of Voya Mid Cap Research Enhanced Index Fund (the “Fund”), intending to be legally bound hereby, VIL, the adviser to the Fund agrees that, from May 31, 2017 through October 1, 2018, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

Name of Fund	Maximum Operating Expense Limit (as a percentage of average net assets)
Class T
Voya Mid Cap Research Enhanced Index Fund	0.99%

We are willing to be bound by this letter agreement to lower our fees for the period from May 31, 2017 through October 1, 2018.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply, subject to possible recoupment by VIL within 36 months.  This letter agreement shall terminate upon termination of the ELA.

This Waiver Letter shall have an initial term with respect to the Fund ending on October 1, 2018.  Thereafter, this Waiver Letter shall automatically renew for one-year terms with respect to the Fund unless it is terminated by the Fund or by VIL upon written notice within 90 days of the end of the current term or upon termination of the Investment Management Agreement.

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Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VSFI.

Sincerely,

		By:	/s/ Todd Modic
Senior Vice President
Voya Investments, LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Senior Vice President
Voya Series Fund, Inc.